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SECURI

19006327

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PUBLIC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8-25338

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Amuni Financial, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

720 Second Avenue South
(No. and Street)

Saint Petersburg (City) FL (State) 33701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Knighton 727-825-0522
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson, & Smith PA
(Name – *if individual, state last, first, middle name*)

500 N. Westshore Blvd. Ste 1000 (Address) Tampa (City) FL (State) 33609 (Zip Code)

SEC Mail Processing
MAR 01 2019
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

Securities and Exchange Commission
Washington, D.C. 20549:

PUBLIC

I, the undersigned officer of Amuni Financial, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Amuni Financial, Inc., as of December 31, 2018, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Amuni Financial, Inc.

Emily Knighton, Senior Vice President
Financial and Operations Principal

Sworn to and subscribed before me this
22nd day of February, 2019.

Christine L. Beauregard
(Signature of Notary Public)

Notary Public State of Florida
Christine L Beauregard
My Commission GG 167148
Expires 01/13/2022

Personally known: X

SEC Mail Processing
MAR 01 2019
Washington, DC

This report ** contains (check all applicable boxes):

x (a) Facing page.
x (b) Statement of Financial Condition.
__ (c) Statement of Income.
__ (d) Statement of Cash Flows.
__ (e) Statement of Changes in Stockholders' Equity.
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
__ (g) Computation of Net Capital.
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
__ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
__ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x (l) And Oath or Affirmation.
__ (m) A copy of SIPC Supplemental Report.
__ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

PUBLIC

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Stockholders
of Amuni Financial, Inc.
St. Petersburg, Florida

Opinion on the Statement of Financial Condition

We have audited the accompanying consolidated statement of financial condition of Amuni Financial, Inc. and Subsidiary (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Amuni Financial, Inc.'s auditor since 1980.
Tampa, Florida
February 22, 2019

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

AMUNI FINANCIAL, INC. AND SUBSIDIARY

PUBLIC

Consolidated Statement of Financial Condition

December 31, 2018

Assets	
Cash, including interest-bearing deposits of $10,096	$ 84,660
Receivable from clearing organization	50,379
Securities owned, at fair value	15,155,301
Accrued interest receivable	114,349
Premises and equipment, net	1,088,628
Receivables from non-customers	278,799
Other assets and prepaid expenses	74,566
Total	$ 16,846,682
Liabilities and Stockholders' Equity	
Liabilities:	
Accounts payable	42,234
Payable to clearing broker	10,325,572
Accrued expenses and other liabilities	1,116,384
Total liabilities	11,484,190
Commitments and contingencies (Notes 3, 8 and 9)	
Stockholders' equity:	
Preferred stock, $10 cumulative, par value $.10 (authorized 45,000 shares; none issued)	-
Common stock, $.10 par value (authorized 30,000 shares; 6,600 issued and outstanding)	660
Additional paid-in capital	306,640
Retained income	5,055,192
Total stockholders' equity	5,362,492
Total	$ 16,846,682

See accompanying Notes to Consolidated Financial Statements.

PUBLIC

(1) Summary of Significant Accounting Policies

Amuni Financial, Inc., (the "Broker/Dealer") is a securities broker/dealer headquartered in St. Petersburg, Florida with a branch office in Little Rock, Arkansas. The Broker/Dealer is a retail securities dealer and market maker operating primarily in the United States of America. On November 9th, 2018, the Broker/Dealer organized 8365 Transport, LLC. 8365 Transport LLC is a wholly owned subsidiary and provides transportation services to the Broker/Dealer. Together, Amuni Financial, Inc. and 8365 Transport, LLC, will be collectively referred to as the "Company". The following items comprise the significant accounting policies which the Company follows in preparing and presenting its consolidated financial statements:

Management has evaluated all significant events occurring subsequent to the balance sheet date through February 22, 2019, which is the date the consolidated financial statements were available to be issued, determining no events require additional disclosure in the consolidated financial statements.

Basis of Presentation. The accompanying consolidated financial statements include the accounts of Amuni Financial, Inc. and 8365 Transport, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates. The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Commission income and expense on customer transactions are earned from the sale of exchange listed securities, mutual funds and insurance products. Income and expenses related to security transactions are recorded on a trade date basis. Securities owned are carried at fair value. Unrealized gains and losses on securities owned are reflected currently in principal transactions.

Interest. The Company earns interest on its securities portfolio. Interest is accrued and recorded when it is earned.

Premises and Equipment. Furniture and equipment are stated at cost. Depreciation is provided using accelerated methods over the estimated useful lives of the assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease

Income Taxes. The stockholders of the Company have elected to be taxed as an S-Corporation. For federal and state income tax purposes, all items of income and expense flow through to its stockholders, therefore no provision for income taxes is reflected in these consolidated financial statements.

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued. GAAP sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. The Company's status as an S-Corporation is defined as a tax position under this accounting guidance. As of December 31, 2018, management is not aware of any uncertain tax positions that would have a material effect on the Company's consolidated financial statements.

The Company recognizes interest and penalties on income taxes as a component of income tax expense, should such an expense be realized.

The Company files a U.S. Income Tax Return for an S-Corporation. With few exceptions, the Company is no longer subject to U.S. federal income tax examination by the Internal Revenue Service for years before 2014.

Fair Value Measurements. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The hierarchy describes three levels of inputs that may be used to measure fair value:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and model-driven valuations whose inputs are observable or whose significant value drivers are observable. Valuations may be obtained from, or corroborated by, third-party pricing services.

Level 3: Unobservable inputs to measure fair value of assets and liabilities for which there is little, if any market activity at the measurement date, using reasonable inputs and assumptions based upon the best information at the time, to the extent that inputs are available without undue cost and effort.

(continued)

PUBLIC

(1) Summary of Significant Accounting Policies, Continued

Fair Value Measurements, Continued. The following describes valuation methodologies used for assets measured at fair value-

Securities Owned. Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include exchange-traded equities. State and municipal obligations are valued using the Electronic Municipal Market Access system from the Municipal Securities Rulemaking Board. The price from the last "inter-dealer" trade of the year is generally the fair value. Because this is not an active market, but has significant other observable inputs, their securities are classified with Level 2 of the valuation hierarchy.

(2) Receivable from Clearing Organization

The receivable from Clearing Organization consists of cash on deposit with the Company's clearing broker.

(3) Premises and Equipment

A summary of premises and equipment at December 31, 2018 is as follows:

Furniture and equipment	$1,269,885
Leasehold improvements	49,758
Total, at cost	1,319,643
Less accumulated depreciation and amortization	231,015
Premises and equipment, net	$ 1,088,628

The Company leases its office facilities under two operating leases. The Company's St. Petersburg, Florida office is leased from a related party. Rent expense was $142,582 during the year ended December 31, 2018 and included $108,000 paid to related parties. Minimum future lease payments are as follows:

Year Ending December 31,	Amount
2019	133,460
2020	108,000
	$ 241,460

(continued)

(4) Securities Owned

Marketable securities owned consist of trading and investment securities and are as follows:

State and municipal obligations	$ 15,155,301

At December 31, 2018, the Company did not have any securities that would be classified as sold, not yet purchased.

Securities owned measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements Using		
	Fair Value As of December 31, 2018	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities owned:				
State and municipal obligations	$ 15,155,301	-	15,155,301	-

During the year ended December 31, 2018, no securities were transferred in or out of Level 1, Level 2 or Level 3.

(5) Payable to Clearing Broker

The Company has a margin account with a clearing broker. The clearing broker funds a portion of securities purchased by the Company. The percentage of the purchases funded depends on the underlying security. Interest corresponds to the federal funds rate. At December 31, 2018, $10,325,572 had been advanced to purchase securities. At December 31, 2018, this account is collateralized by securities owned with a carrying value of $15,155,301.

(6) Employee Benefit Plan

The Company offers a 401(k) Profit Sharing Plan, which is available to employees who have completed six months of service and have attained age twenty-one. The Company's contributions to the Plan are discretionary and are determined annually. For the year ended December 31, 2018 the Company contributed $50,000.

(continued)

PUBLIC

(7) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital. Aggregate indebtedness must not exceed net capital as those terms are defined by 1,500 percent of its net capital. At December 31, 2018, the Company's minimum net capital requirement was $100,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $2,775,245 and the percentage of aggregate indebtedness to net capital was 42%.

(8) Commitments and Contingencies

At December 31, 2018, the Company had an open commitment in the amount of $625,583 for municipal bonds held in open syndicate accounts that had not closed as of December 31, 2018.

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will not have a material effect on the Company's consolidated financial statements.

(9) Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

PUBLIC

Amuni financial

Audited Consolidated Financial Statements

December 31, 2018 and For the Year Then Ended

(Together with Independent Auditors' Report)

PUBLIC

AMUNI FINANCIAL, INC.

FOCUS REPORT

DECEMBER 31, 2018

FINANCIAL STATEMENTS